CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

OVERSEAS REGULATORY ANNOUNCEMENT

Please refer to the attached announcement released to the other stock exchanges on which the Company is listed in relation to the Company’s Termination of its Tender Offer and Consent Solicitation for its 8.75% Senior Notes due 2015.

By order of the Board
City Telecom (H.K.) Limited Lai Ni Quiaque
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 12th September 2008

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

For Immediate Release

City Telecom Terminates Tender Offer and Consent Solicitation for its 8.75% Senior Notes due
2015

Hong Kong, 12 Sept, 2008 — City Telecom (H.K.) Limited (the “Company”, SEHK: 1137, NASDAQ: CTEL), a corporation incorporated under the laws of Hong Kong, announced today that its tender offer and consent solicitation (the “Tender Offer and Consent Solicitation”) in respect of its US$125 million of 8.75% Senior Notes due 2015 (the “Senior Notes”) has been terminated because the Financing Condition cannot be satisfied due to adverse market conditions. All tendered Senior Notes are now free to trade.

The Tender Offer and Consent Solicitation was made solely pursuant to the Offer to Purchase and Consent Solicitation Statement dated July 9, 2008, as further extended (the “Offer to Purchase”). All capitalized terms used herein have the same meanings as assigned to them in the Offer to Purchase.

About City Telecom (HK) Limited

The Company is a provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. Using its self-owned Next Generation Network, the Company delivers fixed telecommunications network services to the residential mass market and small-to-medium corporate and enterprise market segments. In addition to providing fixed telecommunications network services, the Company also offers international telecommunications services in Hong Kong and Canada. The Company offers a variety of international telecommunications services and products including direct dial services, international calling cards and mobile call forwarding services.

Its principal executive office is located at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong. Its telephone number is (852) 3145-6068, and its Internet address is www.citgroup.com.hk. The information contained in or linked to the Company’s website is not, and is not intended to be, a part of any offer to purchase securities.

Additional Information

The Company retained HSBC Securities (USA) Inc. (“HSBC”) to act as sole Dealer Manager and Solicitation Agent. Holders with questions about the terminated offer can contact HSBC’s Liability Management Group at (888) HSBC-4LM (toll-free) or (212) 525-5552 (collect) or via e-mail at liability.management@hsbcib.com.

The Offer to Purchase and Solicitation of Consents was terminated pursuant to the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement. This communication is for information purposes only. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell any securities of the Company.